UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-41879

GARDEN STAGE LIMITED

(Translation of registrant’s name into English)

30th Floor, China Insurance Group Building

141 Des Voeux Road Central

Central, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒           Form 40-F ☐

Closing of Private Placement

As previously disclosed on January 15, 2026, on January 12, 2026, Garden Stage Limited (the “Company”) entered into a securities purchase agreement with certain investors for a private placement offering (the “Private Placement”) of 47,961,831 Class A ordinary shares of the Company, par value US$0.0001 per share (the “Class A Ordinary Shares”) at the subscription price of US$0.1251 per Class A Ordinary Share. The total amount of gross proceeds from the Private Placement will be US$6 million. The investors have agreed to a 60-day lock-up restriction with the Company.

The Private Placement was closed on February 5, 2026, where the Company received gross proceeds of US$6 million from the investors, and issued a total of 47,961,831 Class A Ordinary Shares to such investors. The Company intends to use the proceeds from the Private Placement for general corporate purposes.

Incorporation by Reference

The contents of this Report on Form 6-K are hereby incorporated by reference into (i) the Company’s registration statement on Form F-3 (File No. 333-283618) that was initially filed with the SEC on December 5, 2024 and declared effective by the SEC on March 10, 2025, and (ii) the Company’s registration statement on Form S-8 (File No. 333-287932) filed with the SEC on June 11, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Garden Stage Limited

Date: February 12, 2026	By:	/s/ Sze Ho, CHAN
	Name:	Sze Ho, CHAN
	Title:	Chief Executive Officer

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